CCSC Technology International Holdings Limited

1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St
Fotan, Shatin, Hong Kong

VIA EDGAR

December 26, 2023

Mr. Evan Ewing

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	CCSC Technology International Holdings Limited
Registration Statement on Form F-1, as amended
File No. 333- 270741

Dear Mr. Ewing:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, CCSC Technology International Holdings Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 pm, Eastern Time, on December 28, 2023, or as soon thereafter as practicable.

Very truly yours,

CCSC Technology International Holdings Limited

By:	/s/ Kung Lok Chiu
	Name:	Kung Lok Chiu
	Title:	Chief Executive Officer

cc.	Ying Li, Esq., Hunter Taubman Fischer & Li LLC